

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 13, 2022

Jeffrey S. Sloan
Chief Executive Officer and Director
Global Payments Inc.
3550 Lenox Road
Atlanta, GA 30326

      Re: Global Payments Inc.
          Definitive Proxy Statement on Schedule 14A
          Filed March 17, 2022
          File No. 001-16111

Dear Jeffrey S. Sloan:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                          Sincerely,

                          Division of Corporation Finance
                          Disclosure Review Program